Room 4561

July 31, 2006

Mr. James Frankola
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

        Re: Ariba, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2005
               Filed December 7, 2005
               Form 10-Q for the Fiscal Quarter Ended March 31, 2006
               Filed May 15, 2006
               Form 8-K Filed July 25, 2006
               File No. 000-26299

Dear Mr. Frankola:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill Impairment, page 39

1.   We note that you recorded a significant goodwill impairment charge in June 2005 and announced this charge on July 21, 2005. We further note that this impairment

charge was primarily based on (1) the Company's market capitalization; (2) the Company's current and projected operating results; (3) significant trends in the enterprise software industry; and (4) the Company's decision to reduce its workforce and eliminate excess facility space. Please explain to us how you considered disclosing meaningful information regarding these factors and discussing your expectations with respect to the upcoming impairment in your Form 10-Q that was filed on May 10, 2005.

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 58

2.   You disclose that when you have more than one element in an arrangement that does not have fair value "target pricing is used to allocate the amount remaining after allocating revenue to those elements which have fair value." Please describe this "target pricing" and explain how this allocation methodology is consistent with SOP 97-2.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 38

3.   You disclose that a control system "can provide only reasonable, not absolute, assurance" that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you complied with the guidance in Section II.F.4 of SEC Release No. 33-8238.

4.   We note your disclosure that your disclosure controls and procedures are effective but only to the extent of ensuring "that material information relating to the Company and our consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared." Please confirm whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective and confirm you will correct your disclosure in future filings.

Form 8-K Filed July 25, 2006

5.   We believe the non-GAAP operating statement columnar format appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared

under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.   Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

6.   We note that you disclose several non-GAAP measures. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, the disclosure does not explain, in sufficient detail, the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets these requirements.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief